Exhibit 99.3

Resource Geosciences Incorporated

CONSENT OF QUALIFIED PERSON

I, Dr. Matthew Gray, Ph.D., C.P.G. #10688, consent to the public filing of the technical report titled “Unconstrained Feasibility Study - NI 43-101 Technical Report on the Camino Rojo Gold Project - Municipality of Mazapil, Zacatecas, Mexico” dated January 11, 2021 (the “Technical Report”) by Orla Mining Ltd. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Company dated January 11, 2021 (the “News Release”).

I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

Dated this 9th day of February, 2021

Signed “Dr. Matthew Gray”
Dr. Matthew Gray, Ph.D., C.P.G. #10688 Geologist Resource Geosciences Incorporated

765A Dorotea Ct., Rio Rico, AZ 85648	www.resourcegeosciences.com	Tel. (520) 841-0555